UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

(Commission File No. 001-39431)

Freeline Therapeutics Holdings plc

(Exact Name of Registrant as Specified in Its Charter)

Stevenage Bioscience Catalyst

Gunnels Wood Road

Stevenage, Hertfordshire SG1 2FX

United Kingdom

+44 (0)1438 906870

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):  ☐

2021 Annual General Meeting of Freeline Therapeutics Holdings plc

On June 2, 2021, Freeline Therapeutics Holdings plc (“Freeline” or the “Company”) published its UK Annual Report and Accounts for the fiscal year ended December 31, 2020 (the “2020 UK Annual Report”) and distributed a notice of its 2021 Annual General Meeting (the “2021 AGM”), a form of proxy and the 2020 UK Annual Report to its shareholders. The AGM will be held at Davis Polk & Wardwell London LLP, 5 Aldermanbury Square, London EC2V 7HR, United Kingdom, on June 28, 2021 at 2:00 p.m. British Summer Time (BST). The notice of the 2021 AGM, the form of proxy and the 2020 UK Annual Report are furnished hereto as Exhibits 99.1, 99.2 and 99.3 respectively.

On or about June 2, 2021, Citibank, N.A., in its capacity as the depositary bank (the “Depositary”) for the Company’s American Depositary Shares (“ADSs”), commenced mailing notice materials and voting cards to ADS holders to enable ADS holders of record as of May 25, 2021 to instruct the Depositary to vote the ordinary shares represented by their ADSs. A copy of the Depositary’s notice to ADS holders and the Depositary’s voting instructions to ADS holders are furnished hereto as Exhibits 99.4 and 99.5, respectively.

The 2020 UK Annual Report and other materials related to the AGM are posted on the investor relations section of the Company’s website at https://freeline.life/investors.

The information contained in this “2021 Annual General Meeting of Freeline Therapeutics Holdings plc” section of this Report on Form 6-K, as well as the documents furnished as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are not incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in any such filing.

Exhibit	Description

99.1	Notice of Annual General Meeting dated June 2, 2021

99.2	Form of Proxy for Holders of Ordinary Shares

99.3	Freeline Therapeutics Holdings plc Annual Report and Accounts for the fiscal year ended December 31, 2020

99.4	Depositary’s Notice of Annual General Meeting dated June 2, 2021

99.5	2021 Voting Instructions for Holders of American Depositary Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREELINE THERAPEUTICS HOLDINGS PLC

By:	/s/ Stephen P. Diamond, Jr.
	Name:	Stephen P. Diamond, Jr.
	Title:	Senior Vice President & General Counsel

Date: June 2, 2021